Exhibit 99 24(a)(3) Financial Accounting Standard No. 142, Accounting for Goodwill and Other Intangible Asset, (FAS 142) Transitional Disclosures

Had ING Life Insurance and Annuity Company been accounting for its goodwill under FAS 142 for all periods presented in the Consolidated Statements of Income, ING Life Insurance and Annuity Company's net income would have been as follows:

(Millions)	Year-ended December 31, 2001	One month Ended December 31, 2000	Eleven months Ended November 30, 2000	Year-ended December 31, 1999
Reported net income	$ 99.9	$ 12.6	$ 177.2	$ 187.6
Add back goodwill amortization	61.9	------	-------	-------
Adjusted net income	$161.8	$ 12.6	$ 177.2	$ 187.6